SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from...........to...........
Commission file number: (1-13888)

GRAFTECH INTERNATIONAL HOLDINGS INC.
SAVINGS PLAN
(Full title of the plan)

GRAFTECH INTERNATIONAL LTD.
(Name of issuer of the securities held pursuant to the plan)
Suite 300 Park Center I
6100 Oak Tree Boulevard
Independence, OH 44131
(Address of principal executive office)

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
TABLE OF CONTENTS

Reports of Independent Registered Public Accounting Firms

Financial Statements:

Statements of Net Assets Available for Benefits	1

Statement of Changes in Net Assets Available for Benefits	2

Notes to Financial Statements	3

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
GrafTech International Holdings, Inc. Savings Plan
Independence, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the GrafTech International Holdings, Inc. Savings Plan (the “Plan”) as of December 31, 2014, and the related Statement of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits of the Plan for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

Cleveland, Ohio
June 25, 2015

Report of Independent Registered Public Accounting Firm

Plan Administrator
GrafTech International Holdings Inc. Savings Plan

We have audited the statement of net assets available for benefits of GrafTech International Holdings Inc. Savings Plan (the “Plan”) as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year then ended (not presented herein). These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of GrafTech International Holdings Inc. Savings Plan as of December 31, 2013 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Cleveland, Ohio
June 25, 2014

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Statements of Net Assets Available for Benefits

	As of December 31,
	2014	2013
ASSETS:
Investments, at fair value	169,041,193	178,088,852
Receivables:
Notes receivable from participants	3,560,828	3,278,228
Company contributions	225,949	240,027
Participant contributions	9,646	8,826
Total receivables	3,796,423	3,527,081

Net assets reflecting investments at fair value	172,837,616	181,615,933
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,254,466)	(1,309,127)
Net assets available for benefits	171,583,150	180,306,806
See accompanying notes to Financial Statements.

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014
ADDITIONS:
Investment income:
Interest	784,673
Dividends	4,256,881
Net depreciation in fair value of investments	(7,958,379)
(2,916,825)

Interest income on notes receivable from participants	112,883
Contributions:
Participants	7,341,971
Company	4,083,554
11,425,525

Total additions	8,621,583

DEDUCTIONS:
Benefits paid to participants	17,306,205
Administrative expenses	39,034
Total deductions	17,345,239

Net decrease	(8,723,656)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	180,306,806
End of year	171,583,150
See accompanying notes to Financial Statements.

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2014

(1)	Description of the Plan
The following brief description of the GrafTech International Holdings Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for more complete information.
General
The Plan is a 401(a), 401(k) and Roth 401(k) savings vehicle and a defined contribution retirement plan available to all regular employees of GrafTech International Holdings Inc. and participating affiliate companies (collectively, the “Company”). Employees are eligible to participate in the Plan upon the first day of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Company is a wholly owned subsidiary of GrafTech International Ltd. (GTI) through which the Company conducts most of its United States operations. GTI is a publicly traded company whose common stock is listed on the New York Stock Exchange (NYSE) under the ticker symbol “GTI”.
Contributions
Participating employees can contribute 1% to 50% of their compensation into the Plan as pre-tax, after-tax and or Roth contributions. The Company contributes on behalf of each participating employee a matching contribution equal to 100% of the participant’s contributions up to 3% of eligible compensation plus 50% of a participant's contributions that are greater than 3% but not more than 5% of eligible compensation. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contributions plans. The Company also makes a retirement contribution on behalf of eligible participants in the amount of 1% of eligible compensation. Eligible compensation includes base salary, overtime and variable cash compensation. Company matching contributions are made in shares of GrafTech International Ltd. common stock. Participants are not required to keep the Company matching contributions in GrafTech International Ltd. common stock. The day after a Company contribution is credited to the participant’s account, the money can be transferred to any of the Plan’s other investment options, subject to the GrafTech “Securities Law and Insider Trading Compliance Policy”.
All new employees that become eligible to participate in the Plan are automatically enrolled at a 5% deferral of eligible pre-tax compensation contributed to the Plan in an investment option designated by the Administrative Committee. If the employee does not wish to participate in the Plan, the employee must elect not to participate. Contributions are subject to applicable Internal Revenue Code limitations.
Participant Accounts
Participants direct the investment of their accounts into the various investment options offered by the Plan. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) fund earnings or loss. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Notes Receivable from Participants
Participants may borrow from their accounts varying amounts between a minimum of $1,000 and a maximum equal to the lesser of (1) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made, or (2) 50% of the participant’s vested account balance. All loans must have a definite repayment schedule, which provides for principal and interest payments to be made ratably through payroll deductions over a period not to exceed five years, except for primary residence loans that may be repaid over a period not to exceed thirty years. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest based on current lending rates at the time the loan is originated. Interest rates ranged from 3.25% to 9.00% as of December 31, 2014 and 2013.
Vesting
Participants are vested immediately in their contributions (both before-tax and after-tax), Company matching contributions and any related investment earnings. There is a three year “Cliff Vesting” in the retirement contribution and any related investment earnings credited on or after January 1, 2007.
Payment of Benefits
Upon termination of service due to death, disability or retirement and under specific situations of financial hardship, a participant or beneficiary will be paid the value of the participant’s vested interest in his or her account as a lump-sum amount or in installments. The terminated participant must take an immediate payment or rollover to an IRA if his or her combined account balance is $1,000 or less. For an immediate payment, all the terminated participant’s investments will be sold, and he or she will

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2014

receive a check for the entire value of his or her account. If the terminated participant has money invested in units of the GrafTech International Ltd. Common Stock Fund, he or she may elect to receive that portion of his or her account in stock or cash. If the terminated participant has a balance greater than $1,000 but less than $5,000, unless they elect otherwise, the balance is automatically rolled over into an individual retirement account held with the Vanguard Group 60 days after the date of termination. If the terminated participant has a balance more than $5,000 in the Plan, he or she may leave their money in the Plan until the April 1st following the year in which they reach age 70 1/2. The Internal Revenue Service (“IRS”) requires that participants begin making periodic withdrawals no later than April 1st of the year following the year in which he or she reaches age 70 1/2.
Forfeited Accounts
Balances in non-vested forfeited accounts are used to reduce employer contributions. For the year ended December 31, 2014 employer contributions were reduced by $138,218 by the use of non-vested forfeited accounts. As of December 31, 2014 and 2013, all forfeited funds were used to reduce employer contributions.
Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in the Company’s retirement contribution.
Administrative expenses
The Company pays the majority of administrative expenses of the Plan, such as fees for record keeping, enrollment outsourcing, legal work, investment consulting and compliance testing. Any administrative expenses not paid by the Company are paid from the Plan assets.

(2)	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2014 and December 31, 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefit payments are recorded when paid.

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2014

Subsequent Events
Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

(3)	Fair Value Measurements
Fair value is determined based on assumptions that a market participant would use in pricing an asset or liability. The assumptions used are in accordance with a three-tier hierarchy, defined by accounting principles generally accepted in the United States of America (GAAP), that draws a distinction between market participant assumptions based on (i) observable inputs such as unadjusted quoted prices in active markets (Level 1), (ii) quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means (Level 2) and (iii) inputs that are unobservable and significant to the fair value measurement (Level 3).
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
There have been no changes in the fair value methodologies used as of December 31, 2014 and 2013. The following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2014 and 2013:
Mutual funds - are valued at the quoted net asset value (NAV) of shares held by the Plan and have been determined to be Level 1 investments.
Collective trust - is valued at the NAV of the units held. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The collective trust has been determined to be a Level 3 investment. The Retirement Administrative Committee monitors the investments of the underlying trust and annually receives and reviews audited financial statements. Management utilizes these audited financial statements to determine the reasonableness of the investment valuation as of the end of each reporting period.
GrafTech International Ltd. common stock - a unitized fund of stock that is valued at the closing price on the New York Stock Exchange and has been determined to be a level 1 investment. The money market funds are valued at quoted market prices in an exchange and active markets and have been determined to be level 1 investments.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
As of December 31, 2014, the Plan’s investments measured at fair value on a recurring basis were as follows:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Value funds	$12,708,592	$—	$—	$12,708,592
Blended funds	72,967,048	—	—	72,967,048
Growth funds	18,531,510	—	—	18,531,510
Bond funds	8,731,316	—	—	8,731,316
Total mutual funds	112,938,466	—	—	112,938,466
Collective trust (a)	—	—	42,120,522	42,120,522
GrafTech International Ltd. Common Stock	13,857,486	—	—	13,857,486
Money market funds	124,719	—	—	124,719
Total Assets at Fair Value	$126,920,671	$—	$42,120,522	$169,041,193

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2014

As of December 31, 2013, the Plan’s investments measured at fair value on a recurring basis were as follows:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Value funds	$12,017,504	$—	$—	$12,017,504
Blended funds	71,055,297	—	—	71,055,297
Growth funds	15,346,490	—	—	15,346,490
Bond funds	8,668,767	—	—	8,668,767
Total mutual funds	107,088,058	—	—	107,088,058
Collective trust (a)	—	—	48,285,128	48,285,128
GrafTech International Ltd. Common Stock	22,584,983	—	—	22,584,983
Money market funds	130,683	—	—	130,683
Total Assets at Fair Value	$129,803,724	$—	$48,285,128	$178,088,852

(a)
The collective trust is a stable value fund that seeks to provide participants with an attractive rate of interest and safety of principal by investing in investment contracts issued by financial institutions and in contracts that are backed by high-quality bonds and bond mutual funds owned by Vanguard Fiduciary Trust Company on behalf of the collective trust.

Level 3 – Gains and Losses
Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2014 were as follows:

Collective Trust Fund
Balance at January 1, 2014	$48,285,128
Purchases	9,809,487
Sales	(15,919,432)
Change in unrealized gains	(54,661)
Balance at December 31, 2014	$42,120,522
Collective Trust Fund
The Vanguard Retirement Savings Trust (the “Trust”) is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Master Trust”). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Investment contracts include traditional Guaranteed Investment Contracts (GICs), Synthetic Investment Contracts (SICs) and wrapper contracts. GICs are valued based on estimated fair value, computed using discounted cash flows. SICs are valued based on the aggregate market value of the applicable bond trusts, mutual funds and other investments. Wrapper contracts are valued at estimated fair value based on a replacement cost approach.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Vanguard Retirement Savings Trust at contract value daily without any redemption notice or restrictions. Plan level initiated transactions require a twelve month redemption notice in order to withdrawal at full book value. Plan level initiated transactions with less than a twelve month redemption notice may incur an adjustment to book value. There were no unfunded commitments as of December 31, 2014 and 2013. In determining the net assets available for benefits, the Vanguard Retirement Savings Trust is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals. As provided by U.S. GAAP, an investment contract is valued at fair value and then adjusted to contract value, to the extent it is fully benefit-responsive.
The average yield earned by the Trust was 2.3% during 2014. The average yield is calculated by dividing the annualized earnings of all investments in the Trust on the last day of the fiscal year by the fair value of all investments in the Trust. The average yield of the Trust with an adjustment to reflect the actual interest rate credited to the participants was 1.9% during 2014.
The existence of certain conditions can limit the Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2014

limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or unitholder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2014, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.
In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of a participant, employer, or plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

(4)	Investments
Investments that represent 5% or more of the Plan’s net assets at either December 31, 2014 or 2013 are as follows:

	As of December 31,
	2014	2013
Vanguard Retirement Savings Trust, at contract value (fair value $42,120,522 and $48,285,128, respectively)	$40,866,056	$46,976,001
Vanguard 500 Index Fund	18,111,403	16,084,899
Vanguard PRIMECAP Fund	14,694,167	13,228,386
Vanguard Target Retirement 2020 Fund	9,784,572	8,980,251
Vanguard Total Bond Market Index Fund	8,731,316	8,668,767
Vanguard Value Index Fund Investor Shares	10,548,815	9,546,199
GrafTech International Ltd. Common Stock	13,920,576	22,584,983
During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

For the year ended December 31, 2014
Net appreciation (depreciation) in fair value of investments:
Registered investment companies	$4,831,588
GrafTech International Ltd. Common Stock	(12,789,967)
$(7,958,379)

(5)	Tax Status
On March 31, 2008, the Internal Revenue Service (IRS) stated the prototype adopted by the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code (IRC). The Plan has not received a determination letter specific to the Plan itself, however, the Plan Administrator believes that the Plan, including amendments, is designed and being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administration has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require the recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits for any tax periods in progress.

(6)	Related-Party Transactions
Certain Plan investments are shares of a collective trust fund and mutual funds managed by Vanguard Fiduciary Trust Company (“VFTC”). VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in GrafTech International Ltd. common stock. GTI is the public parent company and the issuer of the publicly traded common stock held within the Plan. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.
The Plan held 2,906,175 and 2,125,999 shares of GrafTech International Ltd. common stock at December 31, 2014 and 2013, respectively, representing 8% and 13%, respectively, of the total net assets of the Plan.

(7)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2014

changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN
Schedule H, Line 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN #06-1249029 Plan #002
December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment Including maturity date, rate of interest, collateral par or maturity value	(e) Current value
	American Funds EuroPacific Growth Fund	Registered investment company	$4,676,202
	Artisian Mid Cap Value Fund	Registered investment company	2,159,777
	Harbor Mid Cap Growth Fund	Registered investment company	1,111,105
	ICM Small Company Portfolio Fund	Registered investment company	5,020,893
*	Vanguard 500 Index Fund	Registered investment company	18,111,403
*	Vanguard PRIMECAP Fund	Registered investment company	14,694,167
*	Vanguard Target Retirement 2010 Fund	Registered investment company	3,342,631
*	Vanguard Target Retirement 2015 Fund	Registered investment company	7,121,346
*	Vanguard Target Retirement 2020 Fund	Registered investment company	9,784,572
*	Vanguard Target Retirement 2025 Fund	Registered investment company	6,251,797
*	Vanguard Target Retirement 2030 Fund	Registered investment company	5,780,892
*	Vanguard Target Retirement 2035 Fund	Registered investment company	3,985,465
*	Vanguard Target Retirement 2040 Fund	Registered investment company	2,655,369
*	Vanguard Target Retirement 2045 Fund	Registered investment company	2,026,313
*	Vanguard Target Retirement 2050 Fund	Registered investment company	1,280,354
*	Vanguard Target Retirement 2055 Fund	Registered investment company	273,907
*	Vanguard Target Retirement Income	Registered investment company	2,655,904
*	Vanguard Total Bond Market Index Fund	Registered investment company	8,731,316
*	Vanguard Total International Stock Index	Registered investment company	1,551,069
*	Vanguard Value Index Fund Investor Shares	Registered investment company	10,548,815
	Wells Fargo Advantage Small Cap Growth Fund	Registered investment company	1,175,169
*	Vanguard Retirement Savings Trust	Collective Trust	40,866,056
*	GrafTech International Ltd. Common Stock	Common Stock	13,857,486
*	Vanguard Prime Money Market	Money Market Fund	61,629
*	VGI Prime Money Market	Money Market Fund	63,090
*	Participant loans	Interest rates ranging from 3.25% to 9.00%	3,560,828
			$171,347,555

*	Indicates party-in-interest to the Plan.
Column (d), “Cost”, is not applicable as all investments are participant directed

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GrafTech International Holdings Inc.

Date: June 25, 2015	By:	/s/ Quinn J. Coburn
Quinn J. Coburn
Vice President and Interim Chief Financial Officer
GRAFTECH INTERNATIONAL LTD.